EXHIBIT 36(b)

SECOND AMENDMENT AND WAIVER TO CREDIT AGREEMENT

SECOND AMENDMENT AND WAIVER, dated as of November 14, 2002, to the Credit Agreement referred to below (this "Amendment") among BUTLER INTERNATIONAL, INC., a Delaware corporation ("Holdings"), BUTLER SERVICE GROUP, INC., a New Jersey corporation, as Borrower (the "Borrower"); the other Credit Parties signatory hereto; GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders ("Agent") and the other Lenders signatory hereto from time to time.

W I T N E S S E T H:

WHEREAS, Borrower, the other Credit Parties signatory thereto, Agent, and Lenders signatory thereto are parties to that certain Credit Agreement, dated as of September 28, 2001 (including all annexes, exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"); and

WHEREAS, Agent and Lenders have agreed to amend the Credit Agreement, in the manner, and on the terms and conditions, provided for herein;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement or Annex A thereto.

2. Waivers. Agent and Lenders hereby waive, as of the Amendment Effective Date (as defined below), all Events of Default arising solely from (a) Borrower's failure to make the regularly scheduled amortization payment on the Term Loan A on October 1, 2002, pursuant to Section 1.1(b)(i)(2) of the Credit Agreement, and (b) Borrower's failure to comply with the Financial Covenants referenced in Section 6.10 of the Credit Agreement and set forth in Annex G, clauses (b) (Minimum Fixed Charge Coverage Ratio) and (d) (Minimum Interest Coverage Ratio) thereof for the Fiscal Quarter ended September 30, 2002; provided that, Borrower shall have a Fixed Charge Coverage Ratio of not less than 0.20:1.00 for such Fiscal Quarter and a Interest Coverage Ratio of not less than 0.10:1.00 for such Fiscal Quarter. Nothing herein shall be deemed a waiver of any term or condition of any Loan Document nor shall be deemed to prejudice any right or rights which Agent or Lenders may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

3. Section 1.3(b)(i)(2) of the Credit Agreement is hereby amended as of the Amendment Effective Date by deleting the text "on the first day of December, March, June and

September of each year" in such Section 1.3(b)(i)(2) and substituting in lieu thereof the text "on the first day of January, April, July and October of each year".

4. Section 1.3(b)(ii) of the Credit Agreement is hereby amended as of the Amendment Effective Date by deleting such section in its entirety and substituting the following new section in lieu thereof:

> "(ii) Immediately upon receipt by any Credit Party of proceeds of any asset disposition (excluding proceeds of asset dispositions permitted by Section 6.8(a)), but including any sale of Stock of any Subsidiary of any Credit Party, and the amount of such proceeds from any single transaction or series of related transactions equals or exceeds $1,000,000, if the daily average Borrowing Availability for the 30-day period preceding such asset disposition exceeds $5,000,000, Borrower shall prepay the Loans in an amount equal to one hundred percent (100%) of the amount of such proceeds, net of (A) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by Borrower in connection therewith (in each case, paid to non-Affiliates), (B) transfer taxes, (C) amounts payable to holders of senior Liens (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, and (D) an appropriate reserve for income taxes in accordance with GAAP in connection therewith; provided that no amount shall be required to be prepaid pursuant to this clause (ii) to the extent the prepayment of such amount would result in Borrowing Availability for the 30-day period preceding such asset disposition to be less than $5,000,000. Any such prepayment shall be applied in accordance with Section 1.3(c)."

5. Section 1.3(b)(iv) of the Credit Agreement is hereby amended as of the Amendment Effective Date by deleting such section in its entirety and substituting the following new section in lieu thereof:

> "(iv) Until the Termination Date, Borrower shall prepay the Obligations on the date that is 10 days after the earlier of (A) the date on which Borrower's annual audited Financial Statements for the immediately preceding Fiscal Year are delivered pursuant to Annex E or (B) the date on which such annual audited Financial Statements were required to be delivered pursuant to Annex E, if the daily average Borrowing Availability for the 30-day period preceding the end of each first Fiscal Quarter in any Fiscal Year exceeds $5,000,000, in an amount equal to one hundred percent (100%) of Excess Cash Flow for the immediately preceding Fiscal Year in excess of $2,000,000. Any prepayments from Excess Cash Flow paid pursuant to this clause (iv) shall be applied in accordance with Section 1.3(c); provided that no amount shall be required to be prepaid pursuant to this clause (iv) to the extent the prepayment of such amount would result in Borrowing Availability for the 30-day period preceding the end of each first Fiscal Quarter in any Fiscal Year to be less than $5,000,000. Each such prepayment shall be accompanied by a certificate signed by Borrower's chief financial officer certifying the manner in which Excess Cash Flow and the resulting prepayment were calculated, which certificate shall be in form and substance satisfactory to Agent.

6. Section 1.3(c) of the Credit Agreement is hereby amended as of the Amendment Effective Date by deleting the last sentence of such Section 1.3(c) in its entirety and substituting the following text in lieu thereof:

> "The Revolving Loan Commitment and the Swing Line Commitment shall be permanently reduced by the amount of all prepayments made by Borrower pursuant to Sections 1.3(b)(ii) and (b(iv). Neither the Revolving Loan Commitment nor the Swing Line Commitment shall be permanently reduced by the amount of any prepayments made by Borrower pursuant to Sections 1.3(b)(iii)."

7. Section 5 of the Credit Agreement is hereby amended as of the Amendment Effective Date by adding the following new Section 5.11 to such Section 5:

> "5.11. Turnaround Manager. The Credit Parties shall have engaged a turnaround manager, acceptable to Agent, on or prior to December 15, 2002."

8. Representations and Warranties. To induce Agent and Lenders to enter into this Amendment, each of Holdings and Borrower makes the following representations and warranties to Agent and Lenders:

(a) The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment (the "Amended Credit Agreement"), by Borrower and Holdings: (a) is within such Person's organizational power; (b) has been duly authorized by all necessary or proper corporate and shareholder action; (c) does not contravene any provision of such Person's charter or bylaws or equivalent organizational documents; (d) does not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) does not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) does not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favor of Agent pursuant to the Loan Documents; and (g) does not require the consent or approval of any Governmental Authority or any other Person.

(b) This Amendment has been duly executed and delivered by or on behalf of each of Holdings and Borrower.

(c) Each of this Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of Borrower and each of the other Credit Parties party thereto, enforceable against each in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) No Default or Event of Default has occurred and is continuing after giving effect to this Amendment.

(e) No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any Governmental Authority, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's or, to the extent applicable, any other Credit Party's right, power, or competence to enter into this Amendment or perform any of their respective obligations under this Amendment, the Amended Credit Agreement or any other Loan Document, or the validity or enforceability of this Amendment, the Amended Credit Agreement or any other Loan Document or any action taken under this Amendment, the Amended Credit Agreement or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect. To the knowledge of Holdings or Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f) The representations and warranties of Borrower and the other Credit Parties contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment Effective Date and the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

9. No Other Amendments/Waivers. Except as expressly amended herein, the Credit Agreement and the other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. In addition, this Amendment shall not be deemed a waiver of any term or condition of any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

10. Outstanding Indebtedness; Waiver of Claims. Each of Borrower and the other Credit Parties hereby acknowledges and agrees that as of November 13, 2002 the aggregate outstanding principal amount of (i) the Revolving Loan is $22,280,287.05, (ii) the Term Loan A is $17,000,000 and (iii) the Term Loan B is $18,000,000 and that such principal amounts are payable pursuant to the Credit Agreement without defense, offset, withholding, counterclaim or deduction of any kind. Borrower and each other Credit Party hereby waives, releases, remises and forever discharges Agent, Lenders and each other Indemnified Person from any and all claims, suits, actions, investigations, proceedings or demands arising out of or in connection with the Credit Agreement (collectively, "Claims"), whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law of any kind or character, known or unknown, which Borrower or any other Credit Party ever had, now has or might hereafter have against Agent or Lenders which relates, directly or indirectly, to any acts or omissions of Agent, Lenders or any other Indemnified Person on or prior to the date hereof, provided, that neither Borrower nor any other Credit Party waives any Claim solely to the extent such Claim relates to the Agent's or any Lender's gross negligence or willful misconduct.

11. Expenses. Borrower and the other Credit Parties hereby reconfirms its respective obligations pursuant to Sections 1.9 and 11.3 of the Credit Agreement to pay and reimburse Agent, for itself and Lenders, for all reasonable costs and expenses (including, without

limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

12. Amendment Fee. In consideration for the amendments, waivers and other accommodations herein, Borrower hereby agrees to pay Agent, for Agent's own account, a nonrefundable cash amendment fee equal to $15,000 (the "Amendment Fee").

13. Issuance of Holdings Shares; Additional Representations and Warranties.

(a) In consideration for the amendments, waivers and other accommodations herein, in addition to the Amendment Fee, Holdings hereby agrees to issue to GE Capital, in the name of GE Capital CFE, Inc., a Delaware corporation ("CFE"), fifty thousand shares (50,000) of common stock of Holdings (the "Holdings Shares") within ten (10) days of the date of this Amendment (the date of such issuance, the "Issuance Date").

(b) In addition to the representations and warranties set forth in Section 6 hereto, Holdings hereby makes the following representations and warranties to CFE, to Agent and to GE Capital as of the Issuance Date:

(i) upon the execution of this Amendment, all of the Holdings Shares shall have been duly authorized and validly issued; shall be outstanding, fully paid and non-assessable; and title thereto shall pass to CFE free and clear of all liens, charges, pledges, security interests, claims and encumbrances;

(ii) all of the Holdings Shares shall be delivered to UBS Paine Webber by Holdings' transfer agent for the account and sole benefit of CFE;

(iii) none of the Holdings Shares will have been issued in violation of any federal or state securities laws to which this issuance may be subject; and

(iv) the issuance of the Holdings Shares to CFE will not require registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to any applicable state securities laws in effect on the date hereof.

(c) CFE hereby makes the following representations and warranties to Holdings as of the Issuance Date:

(i) CFE understands that the Holdings Shares may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under the Securities Act, and applicable state securities laws or pursuant to an exemption therefrom; and

(ii) CFE (i) is an "Accredited Investor" as defined in Rule 501(a) promulgated under the Securities Act; (ii) is an investor experienced in the evaluation of businesses similar to the business of Holdings; (iii) is able to fend for itself in the transaction contemplated by this Amendment; (iv) has such knowledge and experience in financial, business and investment matters as to be capable of evaluating the merits and risks of an investment in the

Holdings Shares; (v) has the ability to bear the economic risks of such investment; (vi) was not organized or reorganized for the specific purpose of acquiring the Holdings Shares; and (vii) has been afforded, prior to the date hereof, the opportunity to ask questions of, and to receive answers from, Holdings and to obtain any additional information, to the extent that Holdings has such information or could have acquired it without unreasonable effort or expense, all as necessary for CFE to make an informed investment decision with respect to the receipt of the Holdings Shares.

14. Effectiveness. This Amendment shall be deemed effective as of the date hereof (the "Amendment Effective Date") only upon satisfaction in full in the judgment of Agent of each of the following conditions:

(a) Amendment. Agent shall have received five (5) original copies of this Amendment duly executed and delivered by Agent, the Requisite Lenders, Borrower and the other Credit Parties.

(b) Payment of Expenses and Amendment Fee. Borrower shall have paid to Agent (i) all costs, fees and expenses owing in connection with this Amendment and the other Loan Documents and due to Agent (including, without limitation, reasonable legal fees and expenses) and (ii) the Amendment Fee.

(c) Representations and Warranties. The representations and warranties of or on behalf of the Credit Parties in this Amendment shall be shall be true and correct on and as of the Amendment Effective Date and the date hereof, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

15. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

16. Counterparts. This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

BUTLER SERVICE GROUP, INC.

By: ______________________________________
Name: ____________________________________
Title: _____________________________________

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent and Lender

By: ______________________________________
Duly Authorized Signatory

The following Persons are signatories to this Amendment in their capacity as Credit Parties and not as Borrowers.

BUTLER INTERNATIONAL, INC.

By: ____________________________
Name: __________________________
Title: __________________________

BUTLER SERVICES INTERNATIONAL, INC.

By: ____________________________
Name: __________________________
Title: __________________________

BUTLER TELECOM, INC.

By: ____________________________
Name: __________________________
Title: __________________________

BUTLER SERVICES, INC.

By: ____________________________
Name: __________________________
Title: __________________________

BUTLER UTILITY SERVICE, INC.

By: ____________________________
Name: __________________________
Title: __________________________